Exhibit 99.13
Form 51 — 102F3
Material Change Report
1.	Name and Address of Company
Quest Rare Minerals Ltd.
1155 University Street
Suite 1308
Montreal, Québec
H3B 3A7
2.	Date of Material Change
October 21, 2010.
3.	News Release
Quest Rare Minerals Ltd. (“Quest”) issued a press release with respect to the material change described below on October 21, 2010 via Marketwire.
4.	Summary of Material Change
Quest completed a public offering in each of the provinces of Canada by issuing 9,470,300 units (collectively, the “Units”) at a price of $4.25 per unit, for gross proceeds to Quest of approximately $40.25 million, and 2,300,000 “flow-through” common shares at a price of $5.00 per share, for gross proceeds to Quest of $11.5 million, representing aggregate gross proceeds to Quest of approximately $51.75 million.
5.	Full Description of Material Change
5.1.	Full Description of Material Change
Quest completed a public offering in each of the provinces of Canada by issuing 9,470,300 Units at a price of $4.25 per unit, for gross proceeds to Quest of approximately $40.25 million, and 2,300,000 “flow-through” common shares at a price of $5.00 per share, for gross proceeds to Quest of $11.5 million, representing aggregate gross proceeds to Quest of approximately $51.75 million. The 9,470,300 Units issued included 1,235,000 Units issued by Quest upon the exercise of an over-allotment option by the agents for the offering.
Each Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles its holder to purchase one additional Quest common share at a price of $5.00 until April 21, 2012, 18 months from the closing date of the offering.
Quest intends to use the net proceeds from the offering primarily for a pre-feasibility study on its Strange Lake B-Zone in northeastern Québec, and to use the balance of the net proceeds for exploration on Quest’s Misery Lake project, for working capital, and a possible feasibility study on the Strange Lake B-Zone.

The offering was conducted on a best-efforts basis through a syndicate of agents led by Dundee Securities Corporation and including CIBC World Markets Inc. and Stonecap Securities Inc., by way of a short-form prospectus dated October 7, 2010.
5.2.	Disclosure for Restructuring Transactions
Not applicable.
6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
The senior officer who can answer questions regarding this report is Mr. Peter J. Cashin, President and Chief Executive Officer of Quest. Mr. Cashin can be reached at (416) 916-0777.
9.	Date of Report
October 21, 2010.